UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM  CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(Amendment No. 2)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Actions Semiconductor Co., Ltd.
(Name of Subject Company)

Not Applicable
(Translation of Subject Company’s Name into English (if applicable))

Cayman Islands
(Jurisdiction of Subject Company’s Incorporation or Organization)

Actions Semiconductor Co., Ltd.
(Name of Person(s) Furnishing Form)

Certain Options to Purchase American Depositary Shares Each American Depositary Share Represents the Right to Receive Six Ordinary Shares
(Title of Class of Subject Securities)

Not Applicable
(CUSIP Number of Class of Securities (if applicable))

Jeffrey Maddox Jones Day 29/F Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong +(852)3189-7203
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

February 26, 2009
(Date Tender Offer Commenced)

March 20, 2009
(Date Tender Offer Expired)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)  English translations of the following documents are attached as exhibits hereto.
(1).	Offer to Amend, dated February 26, 2009*
(2).	Form of Letter of Transmittal*
(3).	Form of Withdrawal Letter*
(4).	Email to Eligible Participants, dated February 26, 2009*
(5).	Form of Participation Statement*
(6).	Actions Semiconductor Report of Foreign Private Issuer on Form 6-K, (filed with the Commission on January 22, 2009 and incorporated to the submission on February 26, 2009 by reference)*
(7).	Email to Eligible Participants, dated March 20, 2009

*  Previously submitted on February 26, 2009

(b)  Not Applicable

Item 2. Informational Legends

Not Applicable

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)  Included in the documents attached as exhibits hereto.

(2)  Not Applicable.

(3)  Not Applicable.

PART III - CONSENT TO SERVICE OF PROCESS

Actions Semiconductor Co., Ltd. has filed a written irrevocable consent and power of attorney on Form F-X with the Securities and Exchange Commission on February 26, 2009.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Patricia Chou
Name: Patricia Chou
Title: Chief Financial Officer

Dated: March 20, 2009